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Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company:

  Golden Star Resources Ltd. ("Golden Star" or the "Company")
  150 King Street West
  Sun Life Financial Tower, Suite 1200
  Toronto, Ontario
  M5H 1J9

Item 2 — Date of Material Change:

        January 17, 2017

Item 3 — News Release:

        A news release regarding the material change was disseminated by the Company over Marketwired on January 17, 2017.

Item 4 — Summary of Material Change:

        On January 17, 2017, Golden Star announced that it entered into an agreement led by Clarus Securities Inc. and including National Bank Financial Inc., BMO Capital Markets, Scotia Capital Inc., and CIBC World Markets Inc. (collectively, the "Underwriters") under which the Underwriters have agreed to purchase, on a bought deal basis, 27,273,000 common shares from Golden Star at a price of C$1.10 per Common Share for aggregate gross proceeds of C$30,000,300. The Company has also granted to the Underwriters an over-allotment option to purchase an additional 4,090,950 Common Shares at the offering price for a period ending 30 following the closing of the offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be C$34,500,345.

Item 5 — Full Description of Material Change:

5.1
Full Description of Material Change

        On January 17, 2017, Golden Star announced that it entered into an agreement led by Clarus Securities Inc. and including National Bank Financial Inc., BMO Capital Markets, Scotia Capital Inc., and CIBC World Markets Inc., under which the Underwriters have agreed to purchase, on a bought deal basis, 27,273,000 common shares (the "Common Shares") from Golden Star at a price of C$1.10 per Common Share for aggregate gross proceeds of C$30,000,300. The Company has also granted to the Underwriters an over-allotment option to purchase an additional 4,090,950 Common Shares at the offering price for a period ending 30 following the closing of the offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be C$34,500,345.

        The Common Shares will be offered in all provinces of Canada (other than Québec) by short form prospectus, and in such other jurisdictions, including the United States and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

        The offering is expected to close on or about February 7, 2017, subject to customary conditions and all regulatory approvals including the approval of the Toronto Stock Exchange.

        The Company intends to use the net proceeds from the offering to fund: 1) Exploration projects on the Company's properties, 2) Capital Expenditures at the Wassa Gold Mine and the Prestea Gold Mine, 3) The partial repayment of the Company's 5% Convertible Debentures, and 4) Working capital and general corporate purposes.

5.2
Disclosure for Restructuring Transactions

        Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102:

        Not applicable.

Item 7 — Omitted Information:

        Not applicable.

Item 8 — Executive Officer:

  André van Niekerk, Executive Vice President and Chief Financial Officer
  Phone: (416) 583-3800

Item 9 — Date of Report:

        January 24, 2017

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  Exhibit 4.8
FORM 51-102F3 MATERIAL CHANGE REPORT